T · · Online

T-Online International AG
P.O. Box 10 11 52, 64211 Darmstadt, Germany

RECEIVED
2005 AUG 17 P 2:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Office of International Corporate Finance
Attention: Filing Desk
450 Fifth Street, NW
Washington, DC 20549

USA

05010530

Your ref.	file number is 82-5125
Our ref.	Investor Relations
Telephone	+49 6151 680-2929
Date	August 10, 2005
Subject	T-Online International AG

SUPPL

To whom it may concern:

Please find enclosed

- Quarterly Report on First Half Year Results 2005
- the press release of August 10 2005, regarding T-Online International AG, First Half Year 2005 Results

The relevant file number is 82-5125. The document is submitted pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended.

Sincerely yours,

Investor Relations
T-Online International AG

PROCESSED
AUG 18 2005
THOMSON FINANCIAL

Enclosure

T-Online strengthens market position in first half of 2005

Just under 600,000 new DSL-rate customers throughout Group – implementation of European growth strategy: roll-out of own network infrastructure in France, acquisition of network operator Albura in Spain – financial figures continue to develop according to plan

T-Online/Darmstadt, August 10, 2005 – T-Online International AG has further strengthened its competitive position on the broadband market both nationally and internationally in the first half of 2005. As a result, some 477,000 new DSL-rate customers were won between January and the end of June in Germany alone, and around 111,000 in the "Rest of Europe" segment. The strategic measures announced were implemented step by step on the German domestic market, as well as in France and Spain In the face of tougher competition, particularly since the beginning of the second quarter of 2005, T-Online is focusing on new marketing models in Germany. With its new range of DSL rates, the special rate of EUR 9.95, and the expansion of DSL rates to include call minutes for DSL telephony in August, T-Online presented numerous new offers for the German market in summer 2005.

Pro-active positioning in Germany

"T-Online is sending a strong signal to its competitors," according to Rainer Beaujean, CEO of T-Online International AG. "We were able to win 130,000 new DSL-rate customers amongst others also with our anniversary offer in July."

With its new rates system, T-Online is a quality provider on the market and offers its customers top Internet quality with no hidden costs or technical restrictions. Attractive additional services, such as the free call minutes we are currently offering for DSL telephony, also make T-Online stand out from the competition.

T-Online's customer growth also continued successfully on the German broadband market in the first half of 2005. T-Online acquired more than 477,000 new DSL-rate customers in that period thereof 182,000 in the second quarter. Throughout the Group, the DSL-rate customer base increased to just under 4.2 million in total. With the introduction of its new range of DSL rates, T-Online is currently establishing a basis to secure its competitive position in the future too. At the same time, T-Online is reaffirming its goal of winning at least 50 percent of new T-DSL customers in 2005. In the "Rest of Europe" segment, T-Online won around

111,000 new DSL-rate customers in the first half of 2005 and thus grew at more than double the rate recorded in the prior-year period.

Expansion of Internet telephony

Following its launch at CeBIT 2005, T-Online is expanding its Internet telephony portfolio on the basis of Voice over IP (VoIP) technology in Germany. In addition to offering free hardware in selected packages for convenient use, T-Online is also providing even more attractive conditions for Internet telephony usage with its current offer of up to 400 free call minutes with DSL rates. With its broad customer base, T-Online is creating the strongest online community and giving its customers the best opportunity to benefit from the advantages of VoIP-based communication at attractive rates.

Investment in own network infrastructure in France and Spain

T-Online focused on implementing the strategic initiatives announced in November 2004 in the fast-growing markets of France and Spain in the first half of 2005. By investing in its own network infrastructure T-Online laid the groundwork for developing these foreign markets more aggressively and realizing further growth as planned.

France: construction of latest generation network

In the attractive French growth market, T-Online intends to complete the broad-based roll-out of its own network by the end of 2006, reaching up to 10 million households or around half of all French Internet users by the end of 2005. T-Online is using the very latest technology standards – once the network has been constructed on the basis of ADSL2+, it will be implemented to support VDSL2. Against the backdrop of the consolidation in the French broadband market, T-Online is also optimizing its own competitive position, safeguarding a key competitive edge for itself by having control over modern network resources of its own.

Spain: acquisition of the network operator Albura

T-Online is also investing in a network infrastructure of its own in the dynamic Spanish growth market in order to implement the company's declared strategy of expanding its business in the Spanish broadband market. In acquiring the network operator Albura, T-Online has gained network resources and the technical expertise of an experienced network operator. At the same time, T-Online gained access to the second-largest network in Spain after Telefonica. By seizing the opportunity to acquire Albura, T-Online also realized time-to-market benefits - 60 percent of DSL demand is expected to be met by the end of 2006. Given the ongoing consolidation in the Spanish market, this move allows T-Online to optimize its own competitive position.

"The construction of its own network in France and the acquisition of the network operator Albura in Spain are important milestones in the implementation of T-Online's growth strategy in the European broadband market. This investment lays the groundwork in both markets for rolling out triple-play products," said Rainer Beaujean. "Having its own network gives T-Online the autonomy to set itself apart from its competitors in terms of product design, quality and service."

T-Online's international strategy focuses on positioning the company as the innovation leader in the dynamic European market for broadband and IP services in the long-term.

Continued DSL customer growth – further improvement in revenue and gross margin - EBITDA and Group net income continue to develop as planned

T-Online's dynamic development in the first half of 2005 is also reflected in its financial figures. Throughout the Group, the DSL-rate customer base increased to just under 4.2 million in total in this period. In the Germany segment, the number of DSL-rate customers rose to over 3.7 million, an increase of 41.3 percent on the previous year. In the "Rest of Europe" segment, DSL customer growth was up as much as 54.1 percent on the previous year.

In the first half of 2005, net revenues improved to EUR 1.031 billion, a year-on-year increase of 4.3 percent, mainly due to continued DSL customer growth. The first

results of the expansion strategy in the fast-growing French and Spanish markets became evident in revenues generated by the "Rest of Europe" segment, boosting revenues by 11.2 percent year-on-year.

The "Rest of Europe" segment contributed 12.2 percent to total revenue in the first half of 2005 compared with 11.4 percent in the prior-year period. Excluding one-time effects T-Online generated Group net income of EUR 122.6 million in the first six months of 2005; EBITDA for the same period was EUR 189.2 million.

Jens Becker, CFO of T-Online, said, “Current revenue development shows that we are already reaping the initial benefits of the expansion strategy on the fast-growing French and Spanish markets.”

In terms of costs, T-Online reported a continued improvement in the first half of 2005 in the gross margin, which is a measure of revenue minus goods and services purchased to revenue. In the first six months of 2005, the gross margin increased to 66.9 percent compared with 62.8 percent the previous year. Whereas spending on goods and services purchased was reduced, selling expenses increased due to the strategic expenses for customer care and acquisition. In the Germany segment, this is mainly attributable to advertising campaigns for broadband and the introduction of DSL full-package marketing; in the Rest of Europe segment, T-Online incurred higher selling expenses as a result of its aggressive market approach.

This press release and further information about T-Online can be found at www.t-online.net.

Overview: financial data for the first half-year/second quarter of 2005
Negative figures in brackets.

■ &n bsp; First half of 2005, accounts of the consolidated statement of income

The percentage figures denote the ratio of the respective account to total revenue. Disclosure for the Group excluding one-time effects. For detailed information on one-time effects, please see page 11.

	H1 2005	H1 2004	Change	H1 2005	H1 2004
	in Mio. €	in Mio. €	in %	in %	in %
Net revenues	1.030,8	988,2	4,3	100,0	100,0
Goods and services purchases	341,6	367,5	(7,0)	33,1	37,2
Gross margin	689,2	620,7	11,0	66,9	62,8
Other cost of sales	143,8	121,5	18,3	13,9	12,3
Selling costs	375,2	259,1	44,8	36,4	26,2
Administrative costs	51,8	48,1	7,9	5,0	4,9
Operating profit	126,8	202,4	(37,3)	12,3	20,5
EBITDA	189,2	248,3	(23,8)	18,4	25,1
Earings before taxes	190,5	263,2	(27,6)	18,5	26,6
Income tax	67,5	95,5	(29,4)	6,5	9,7
Group net income	122,6	167,6	(26,9)	11,9	17,0
Earnings per share €	0,10	0,14	n.a.	n.a.	n.a.

The second quarter of 2005, accounts of the consolidated statement of statement

The percentages refer to the percentage of the account in relation to total revenue. Disclosure fort he Group excluding one-time effects. For detailed information on one-time effects, please see page 11.

	Q2 2005	Q2 2004	Change	Q2 2005	Q2 2004
	in Mio. €	in Mio. €	in %	in %	in %
Net revenues	522,0	499,5	4,5	100,0	100,0
Goods and services purchases	170,9	172,4	(0,9)	32,7	34,5
Gross margin	351,1	327,1	7,4	67,3	65,5
Other cost of sales	65,0	66,3	(1,9)	12,5	13,3
Selling costs	200,0	127,1	57,3	38,3	25,5
Administrative costs	29,5	31,3	(5,4)	5,7	6,3
Operating profit	61,1	106,6	(42,6)	11,7	21,3
EBITDA	92,6	130,6	(29,0)	17,7	26,2
Earings before taxes	93,4	137,2	(31,9)	17,9	27,5
Income tax	32,2	48,9	(34,2)	6,2	9,8
Group net income	60,9	88,2	(31,0)	11,7	17,7
Earnings per share €	0,05	0,07	n.a.	n.a.	n.a.

Revenue in the first half of 2005

	H1 2005	H1 2004	Change
	in Mio. €	in Mio. €	in %
Segment „Germany“	912,2	879,7	3,7
Subscription Fees	528,4	498,1	6,1
Usage Fees	231,1	278,1	(16,9)
Advertising/B2B	152,7	103,5	47,5
Of which:portal agreement Deutsche Telekom AG	74,1	74,1	0,0
Of which „Germany“	78,6	29,4	166,9
Segment „Rest of Europe“	125,8	113,1	11,2
Subscription Fees	84,8	81,1	4,7
Usage Fees	22,8	18,5	23,1
Advertising/B2B	18,2	13,5	34,3
Consolidation	(7,2)	(4,6)	n.a.
Total revenues (Group)	1.030,8	988,2	4,3
Subscription Fees	613,2	579,1	5,9
Usage Fees	253,7	296,6	(14,5)
Advertising/B2B	163,9	112,5	45,7
thereof portal agreement DTAG	89,8	38,4	133,8

Revenue in the second quarter of 2005

	Q2 2005	Q2 2004	Change
	in Mio. €	in Mio. €	in %
Segment „Germany“	459,7	443,8	3,6
Subscription Fees	270,8	259,9	4,2
Usage Fees	111,6	132,3	(15,6)
Advertising/B2B	77,3	51,6	50,0
Of which:portal agreement Deutsche Telekom AG	37,0	37,0	0,0
Of which „Germany“	40,3	14,6	177,6
Segment „Rest of Europe“	66,1	59,0	12,1
Subscription Fees	42,7	41,4	3,2
Usage Fees	14,2	10,3	37,5
Advertising/B2B	9,2	7,3	26,8
Consolidation	(3,8)	(3,3)	n.a.
Total revenues (Group)	522,0	499,5	4,5
Subscription Fees	313,5	301,3	4,0
Usage Fees	125,7	142,6	(11,9)
Advertising/B2B	82,8	55,6	49,3
thereof portal agreement DTAG	45,8	18,6	148,0

Customers

	H1 2005	H1 2004
	in Mio.	**in Mio.**
Registered customers	**13,65**	**13,34**
"Germany"	**11,55**	**11,26**
Of whom with DSL tariffs	3,71	2,62
Of whom with narrowband tariffs	4,55	5,26
Of whom PAYG (usage < 30 days)	0,65	0,80
Of whom PAYG (usage > 30 days)	2,64	2,58
"Rest of Europe"	**2,10**	**2,08**
Of whom with DSL tariffs	0,47	0,31
Of whom with narrowband tariffs	0,16	0,25
Of whom PAYG (usage < 30 days)	0,09	0,14
Of whom PAYG (usage > 30 days)	1,38	1,38

PAYG: Pay as you go – customers in call-by-call rates

Significant one-time effects on the consolidated statement of income.

The table below discloses significant one-time effects on the consolidated statement of income.

millions of €	H1 2005	H1 2004	Q2 2005	Q2 2004	2004
Net revenue	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**
Goods and services purchased	0,0	0,0	0,0	0,0	0,0
Gross margin	**0,0**	**0,0**	**0,0**	**0,0**	**0,0**
Other cost of sales	0,0	0,0	0,0	0,0	0,0
Gross profit	0,0	0,0	0,0	0,0	0,0
Selling costs	0,0	0,0	0,0	0,0	0,0
Administrative costs	(16,7)	0,0	(8,0)	0,0	(5,7)
Other operating income	0,0	0,0	0,0	0,0	0,0
Other operating expenses	0,0	0,0	0,0	0,0	0,0
Operating profit	**(16,7)**	**0,0**	**(8,0)**	**0,0**	**(5,7)**
Goodwill amortization	0,0	0,0	0,0	0,0	(4,4)
Net result from associated companies	0,0	0,0	0,0	0,0	0,0
Interest income, net	0,0	0,0	0,0	0,0	0,0
Impairment charges against financial assets	0,0	0,0	0,0	0,0	0,0
Results before taxes	**(16,7)**	**0,0**	**(8,0)**	**0,0**	**(10,1)**
Income taxes	0,0	(6,0)	0,0	(6,0)	(6,5)
Profit before interests of minority shareholders	(16,7)	(6,0)	(8,0)	(6,0)	(16,6)
Loss applicable to minority shareholders	0,0	0,0	0,0	0,0	0,0
Group net profit (loss)	(16,7)	(6,0)	(8,0)	(6,0)	**(16,6)**

Exeptional items in the first half year of 2005 comprise the increased administrative costs due to consultancy services connected with the planned merger between T-Online International AG and Deutsche Telekom AG, and expenses associated with the Re-Invent growth initiative in the broadband/fixed line strategic business area.

T-Online International AG
Corporate Communications

T-Online Allee 1, 64295 Darmstadt
Tel. (0 6151) 680-2210, **Fax** (0 6151) 680-869
E-Mail: press@t-online.net

Ansprechpartner für diese Mitteilung/**Contact**: Björn Muscheid

Pressemitteilungen sind online abrufbar unter **www.t-online.net**
Press releases are available online at **www.t-online.net**

Group Report.
January 1 to June 30, 2005.

Q1 | Q2
Q3 | Q4
2005

T · · Online · · · ·

Contents.

1. Business trends for the Group and its segments.

Key business trends in the first six months of the 2005 fiscal year.

In the second quarter of 2005, T-Online International AG continued to systematically strengthen its position by putting into action the strategy announced in November of last year. Step by step, the measures presented have been implemented, in the home market of Germany, as well as in France and Spain. Notably new marketing models made a substantial contribution to implementing this strategy in Germany. In terms of international growth, T-Online actively pursued its aggressive expansion plans for business in France and Spain, thus bolstering its foundation in the **Rest of Europe segment.**

Specific measures included:

- Adopting an aggressive stance toward the competition in Germany by announcing at the end of June the optimization of T-Online's DSL tariffs. With over 130,000 new DSL tariff customers, amongst others, the Anniversary offer in July 2005, changed the market once again.
- The announced development of the company's own network infrastructure in France, which will serve as a launching pad for the expansion of triple play offers combining Internet access, entertainment and communications services.
- The acquisition of the Spanish network operator Albura Telecomunicaciones S.A.U. ("Albura"), which will secure T-Online access to a market-covering network in Spain, provides it with its own infrastructure on a local loop unbundling (LLU) basis and serves as another launching pad for further growth with triple play products.

Following the kick-off in the German market of combined DSL packages on February 1, 2005 and voice over IP in March 2005, these measures in France and Spain represent the first steps toward applying T-Online's growth strategy in the European broadband market under the the three strategic initiatives identified for the 2005 fiscal year.

T-Online launches offensive in Germany.

For the **Germany segment**, the second quarter of 2005 was marked by persistent, in some respects fiercer competition in the DSL broadband market. This competition notably played out in an aggressive, rapidly escalating price war combined with a battle for valuable market share in the lucrative broadband segment.

In addition to ISPs as the traditional competitors, contenders with other business models, such as local exchange carriers, cable companies and mobile telecoms, are additionally entering the market. Thus T-Online is operating in an ever-shifting competitive landscape where it must adapt its business flexibly to the evolving conditions.

Despite these trends, T-Online continued to grow in the attractive broadband market. No fewer than 477,000 individuals became DSL tariff customers in the first half of 2005, marking another increase over customer growth in the prior-year period. This shows that, backed by its best-in-class products, T-Online can hold its own well in an increasingly competitive market environment.

When markets enter a phase of intense price competition, companies that set store by quality are faced with a formidable challenge, regardless of their industry. As the market leader in the German broadband market with 3.7 million DSL tariff customers, T-Online appreciates this situation, times its moves carefully and aggressively invests in selective customer acquisition. The objective is to strengthen the company's outstanding position in the broadband market and even more effectively capitalize on it in the future.

T-Online optimizes its portfolio of DSL tariffs in Germany.

At the end of June, T-Online announced improvements in its DSL tariff portfolio that went into effect July 4, 2005. By dropping the DSL flat rate for a T-DSL 1000 connection from €29.95 (and from €39.95 for a T-DSL 2000 connection) to €14.95, T-Online sent a significant signal with respect to pricing. Unlike the products of many other providers, T-Online's flat rate tariffs are genuine flat rates with, for example, no restrictions on download speeds or download volumes. The new T-Online tariffs come with valuable services already included, such as extensive security and e-mail services, virtual storage, voice over IP, the T-Online Software complete with a banking program, a home page with a unique domain name and a free film-of-the-month from the video on demand library. These bundled packages underscore the strategic advantages of T-Online's combined business model.

From a strategic perspective, July 2005 was the right time for T-Online to enter the price war. The move goes hand in hand with the goal of a repeat performance in 2005 in terms of winning at least 50 percent of T-DSL newcomers for T-Online. Today's situation resembles the summer of 2004 when T-Online launched its "three times zero campaign" in August. T-Online did not enter the price war unnecessarily early, but is certainly in a position to bolster its strong competitive position in the powerfully expansive market phase of the present.

As before, T-Online is not about winning market share at any price. All of the new tariffs are economically viable, and there will be no cross-subsidizing. Minimum term contracts and better use of existing network capacity are examples of what will ensure the tariff packages' profitability.

Expanding the voice over IP offering for Germany's largest DSL-community.

Another integral part of the strategy adopted by T-Online for fiscal 2005 is its voice over IP (VoIP) technology, which it unveiled at CeBIT 2005. Initially offered as a software solution coupled with a headset (headphones plus microphone), the service saw the addition of sophisticated hardware in the second quarter, making use of Voice over IP even easier for customers. DSL-customers can telephone with one another without additional costs. Over and above this, customers save up to €259,90 when they order a DSL package including DSL-telephony, which includes the hardware, DSL connection as well as a DSL tariff from T-Online, whereby the connection fee was waivered. With its wide customer base, T-Online has the strongest community in the net – and therefore offers an attractive added value for its customers, who can use the advantages of DSL-telephony, with an international access of T-Online, also internationally.

Development of own network infrastructure in France.
In France, efforts by T-Online France to build its own network infrastructure mark the first step in implementing the growth strategy in the European broadband market. Important to T-Online is having a network infrastructure in place that meets cutting-edge technology standards. By developing a fully IP-based network with high bandwidth, the company will ready the playing field to grow its business with triple play products combining Internet access, entertainment and communications services. Following network construction based on ADSL2+, T-Online will implement the VDSL2 standard as soon as the technological and regulatory environment permits. In a first move, contracts have been signed to use the backbone of a well-known provider. From there, T-Online will begin the process of unbundling the network up to the central offices and expects to have reached a large number of central offices by year-end. Central offices are the connecting point to the last mile, controlled by the incumbent local exchange carrier, France Telecom. T-Online's unbundling will give it access to the entire network infrastructure except for the last mile. This work represents the first phase of the announced network rollout. The second phase, implementation of the VDSL2 standard as well as expansion of the network's customer reach, is scheduled for 2006.

The French broadband market is one of the fastest growing in Europe. Between 2003 and 2004, the number of DSL users climbed from 3.2 million to 6.1 million. In the first half of 2005, the upward trend in the French market continued, with approximately 1.4 million DSL newcomers to 7.5 million. This trend is supported by demographic and macroeconomic data: for years, there has been constant growth in the number of households in France.[1] Beyond that, there has been ongoing expansion in the market for telecommunications services.[2]

With high DSL speeds and constant innovations in the area of integrated services, triple play offers are becoming standard on the French market. By developing its own network, the company has ensured its ability to compete and generate profit on a lasting basis. Having its own network also means that T-Online can distinguish itself from the competition in the areas of speed and quality because of the increased flexibility it has when configuring products.

Voice over IP in France.
T-Online France introduced its highly successful voice over IP tariffs back in November 2004. In February 2005, it started offering combined ADSL access and voice over IP in all regions of the country. All calls placed within the national fixed network are free. T-Online France is performing extremely well in this area, with more than half of all new customers opting for ADSL tariffs that include voice over IP.

Addition of ADSL2+ to product portfolio in France.
Attractive transmission speeds, which make the entertainment and communications components of triple play offers appealing, are a major factor for rapid growth in the number of French broadband users. In June 2005, T-Online France added ADSL2+ to its product portfolio, allowing it to offer transfer rates of up to 20 Mbit/s in regions where lines have been unbundled. This addition will have an extremely powerful impact on the acceptance of broadband content.

[1] Source: Jupiter
[2] Source: DataNova

"Live Pass" broadband portal with 22 TV channels in France.

ADSL customers of T-Online France now have access to 22 TV channels thanks to the broadband portal "Live Pass," a development that underscores the importance of broadband Internet as a broadcast technology for entertainment. In a next step, T-Online France will begin a collaboration with Microsoft TV geared to paving the way for a TV-set-based triple play offer.

Attractive security packages in France.

Online security is an essential aspect of getting people to feel comfortable using the Internet, which is why T-Online France has included in its DSL tariffs a security package comprising a firewall, virus protection and spam blockers. These security services are free to customers the first year after sign-up.

Acquisition of Spain's Albura.

By acquiring Albura, T-Online has obtained its own network infrastructure for use in the fast-growing Spanish market, as well as the corresponding technical know-how to rigorously pursue its growth strategy in the European broadband market. Additionally, a long-term usage agreement with the seller, Red Eléctrica, guarantees T-Online access to the country's latest-generation network technology (high-performance backbone). T-Online paid €35 million for the acquisition of Albura, which has €26.5 million in debt. Albura will be included in T-Online's consolidated financial statements as of September 30, 2005. In view of the June 30 acquisition date, it was not possible to include Albura in the consolidated financial statements as of June 30, 2005.

With the current strategic move, T-Online is acquiring access to a market-covering network in the attractive Spanish growth market with around 7,500 km of fiber optic cable, as well as an LLU-based network infrastructure. Over and above that, T-Online has acquired the know-how of an experienced network operator. Through this opportunity, T-Online has addressed the immediate requirements for successful development of its own triple play offers combining Internet access, communications and entertainment services and thus for increasing value creation in the Spanish market. Having its own network represents the basis for these products and provides T-Online with autonomy on pricing and quality. The acquisition of Albura, the last independent Spanish network operator with nationwide coverage, is an excellent opportunity for T-Online to serve Spanish customers on a much more cost-effective basis in the future with a highly developed network. Albura provides access to the second largest network in Spain after Telefónica. On top of this, T-Online can expand its position on a sustainable basis without having to rely on competitors. What is more, the acquisition brings the company additional assets that are included in the purchase price but not in the valuation. Chief among these is Albura's wholesale business, with established customer relationships and the corresponding infrastructure.

The Spanish broadband market is also developing very dynamically. The annual growth forecast for Spain's DSL market is attractive. By 2008, the country is expected to boast more than 5 million DSL customers. Spain's solid economic underpinning will promote this trend. Spurred by continuous growth in the economy, private consumption in the country is also expected to expand further.[3] The market there has an integral role to play in T-Online's international strategy.

[3] "Wachstumsstar Spanien" from the Helaba market and trends country focus series, June 2005

Voice over Preselection meets with great response in Spain.
Ya.com has been offering a package that combines ADSL Internet access and voice preselection since early this year. Using conventional fixed network technology, the offer includes free calling into the Spanish fixed network. Existing customers and new customers alike have been very receptive to the offer. As of the end of June, 32 percent of Ya.com's ADSL customers had signed up for the voice tariff. Also in June, Ya.com expanded its voice product line to include a 2 Mbit offer. By the end of 2005, Ya.com expects to roll out a voice over IP product.

Broadband Internet and the attractive opportunities it presents are also enjoying ever-greater popularity in Spain.

Successful "Viajar" travel portal in Spain.
In portals, Ya.com has been very successful with the "Viajar" travel portal of its wholly owned subsidiary Ya.com Travel, which generated 73 percent more revenues in the first half of 2005 than in the year-earlier period.

2. Outlook.

After accomplishing its strategic initiatives of marketing combined DSL packages and voice over IP as well as enhancing its position in France and Spain in the first six months of the 2005 fiscal year, T-Online will continue focusing on the implementation of its triple play strategy in the second half of 2005.

In its access business, T-Online is steering an aggressive course with marketing campaigns like its four-week €9.95 DSL flat rate anniversary offer, which is available to customers nationwide for use in conjunction with a T-DSL 1000 or T-DSL 2000 connection.

To satisfy the individual needs of different customer segments, T-Online started to market a series of combined products at the beginning of August 2005. Since that time, the new DSL flat rate tariffs, for example, come standard with 120 or 400 minutes of calling into Germany's fixed network. Those customers who do not want to use the voice over IP technology, have the possibility of using the free minutes, from specific tariffs, over the fixed network. Using voice over IP, customers who are part of T-Online's community can place calls to each other at no additional costs. Customers also have the option since August 2005 to receive hardware components free of charge in some specific packages. *Customers also have the possibility of being called over* their voice over IP telephone number, from the German fixed network and from some mobile phone networks, since August 2005. This puts T-Online in a position to reach an even broader customer base for its offers.

As part of its combined business model, T-Online actively pursues the rollout of attractive content specifically tailored for DSL, an approach that expands its options for future growth. Aside from its home market, Germany, this strategy specifically applies to the **Rest of Europe segment**.

T-Online will actively promote its triple play strategy in the **Rest of Europe segment**, too.

T-Online France intends to launch a pilot phase of triple play offers combining Internet access, communications and entertainment services in November 2005. By building its own, state-of-the-art telecommunications network in France, T-Online France is creating the optimum technological platform for this initiative. Strengthened by having its own network, T-Online France plans to deliver its products to end customers on an unbundled basis by year-end.

With Albura, T-Online will pursue the goal of being able to meet 60 percent of Spain's DSL demand by the end of 2006. Currently the existing network can serve around 40 percent of the Spanish market, including 6 metropolitan areas and more than 50 densely populated regions. The approximately 160 central offices (the point where customers' lines are joined with the network) will be expanded to 400 by the end of 2006. In early *2006, the build-out necessary to accommodate the ADSL2+* standard will start.

In early September, T-Online will showcase its latest product highlights, such as version 6.0 of the T-Online software and the company's new combined T-DSL packages, at the IFA in Berlin, the world's largest consumer electronics trade fair with over 1,000 exhibitors and upwards of 270,000 visitors.

3. Merger with Deutsche Telekom AG.

A resolution approving the merger agreement of March 8, 2005 between T-Online International AG and Deutsche Telekom AG was adopted at the T-Online International AG Shareholders' Meeting on April 29, 2005.

Several shareholders filed law suits with the Darmstadt regional court challenging the validity of the merger resolution. Because of these suits, the merger has not yet been recorded in the commercial register.

4. Significant events after the balance sheet date.

Sale of the stake in comdirect bank AG.

Effective July 26, 2005, Commerzbank AG exercised the right arranged with T-Online International AG to acquire 21.32 percent of the shares of comdirect bank AG, which comes under T-Online's Germany division. T-Online International AG will sell its 30 million shares in comdirect bank at an average price to be determined prior to the acquisition date.

5. T-Online stock.

Performance of the T-Online share price.

With trading in T-Online's stock for the most part light, the price held steady above the €8 mark in the second quarter of 2005 and attained its high point for the quarter of €8.41 in the first week of June (June 1, 2005). The price hit its quarter low of €7.99 on May 12, 2005, but rebounded thereafter to stay above the €8 mark for the remainder of the period.

The stock price averaged €8.19 over the reporting period at an average trading volume of roughly 275,000 shares, which is relatively low.

The mostly subdued trading in T-Online's stock in the second quarter of 2005 was a function of the ongoing merger negotiations between T-Online International AG and Deutsche Telekom AG.

T-Online's stock closed at €8.40 on the June 30, 2005 reporting date.

6. Interim consolidated financial statements compliant with IFRS.

Consolidated statement of income Millions of €

	First half 2005	First half 2004	Second quarter 2005	Second quarter 2004
Net revenues	**1 030.8**	**988.2**	**522.0**	**499.5**
Goods and services purchased	*(341.6)*	*(367.5)*	*(170.9)*	*(172.4)*
Gross margin	**689.2**	**620.7**	**351.1**	**327.1**
Other cost of sales	(143.8)	(121.5)	(65.0)	(66.3)
Gross profit	545.4	499.2	286.1	260.8
Selling costs	(375.2)	(259.1)	(200.0)	(127.1)
Administrative costs	(68.5)	(48.1)	(37.5)	(31.3)
Other operating income	11.9	11.5	7.3	4.2
Other operating expenses	(3.5)	(1.1)	(2.8)	0.0
Operating profit	110.1	202.4	53.1	106.6
Net result from associated companies	6.6	5.8	3.4	2.8
Interest income, net	57.1	55.0	28.9	27.8
Profit before taxes	**173.8**	**263.2**	**85.4**	**137.2**
Income taxes	(67.5)	(101.5)	(32.2)	(54.9)
Profit after taxes	**106.3**	**161.7**	**53.2**	**82.3**
Profit applicable to minority shareholders	(0.4)	(0.1)	(0.3)	(0.1)
Group net income	**105.9**	**161.6**	**52.9**	**82.2**
Profit per share in €	**0.09**	**0.13**	**0.04**	**0.07**
EBITDA	**172.5**	**248.3**	**84.6**	**130.6**

Consolidated balance sheet Millions of €

	June 30, 2005	Dec. 31, 2004
ASSETS		
Non-current assets		
Goodwill	1 248.2	1 248.0
Other intangible assets	156.2	128.7
Property, plant and equipment	110.4	114.1
Investments in Group companies	35.3	0.1
Investments in associated companies	187.4	190.1
Other financial assets	5.1	3.8
Receivables from Group companies	1 225.0	1 184.2
Deferred tax assets	221.3	210.9
	3 188.9	**3 079.9**
Current assets		
Inventories	1.9	0.8
Trade accounts receivable	148.8	147.5
Receivables from Group companies	2 899.2	2 941.9
Receivables from associated companies	0.5	1.4
Other current assets and prepaid expenses	70.6	76.6
Marketable securities	0.4	0.4
Cash in banks/petty cash	109.6	112.0
	3 231.0	**3 280.6**
Total assets	**6 419.9**	**6 360.5**
SHAREHOLDERS' EQUITY AND LIABILITIES		
Shareholders' equity		
Subscribed capital	1 223.9	1 223.9
Additional paid-in capital	5 775.8	5 775.8
Revenue reserves	(1 267.7)	(1 519.1)
Currency translation adjustments	(0.9)	(0.9)
Revaluation of financial instruments	0.0	0.0
Group net income	105.9	300.4
Minority interests	3.4	3.1
	5 840.4	**5 783.2**
Non-current liabilities		
Provisions for pensions and similar obligations	15.5	13.4
Deferred tax liabilities	45.4	39.7
	60.9	**53.1**
Current liabilities		
Other short-term provisions	45.0	53.1
Short-term debt	0.0	0.0
Liabilities to Group companies	116.1	127.0
Trade accounts payable	216.5	202.2
Other short-term liabilities and deferred income	141.0	141.9
	518.6	**524.2**
Total shareholders' equity and liabilities	**6 419.9**	**6 360.5**

Consolidated statement of cash flows Millions of €

	First half 2005	First half 2004	**Second quarter 2005**	Second quarter 2004
Group net income	**105.9**	**161.6**	**52.9**	**82.2**
Profit applicable to minority shareholders	0.4	0.1	0.3	0.1
Depreciation and amortization of non-current assets	62.0	45.4	31.3	23.8
Interest income, net	(57.1)	(55.0)	(28.9)	(27.8)
Income taxes	67.5	101.5	32.2	54.9
Realized profits from disposals of non-current assets	0.3	0.1	0.1	0.1
Net result from associated companies	(6.6)	(5.8)	(3.4)	(2.8)
Increase in pension provisions	2.1	2.0	1.1	1.0
Decrease in other short-term provisions	(8.1)	(18.7)	(6.0)	(19.0)
(Increase)/decrease in trade accounts receivable	(1.3)	32.1	(11.5)	6.3
Increase/(decrease) in trade accounts payable	14.3	(39.7)	20.4	5.5
Other changes	(6.2)	(20.8)	6.7	(34.7)
Income taxes paid	(71.6)	(82.2)	(39.3)	(43.0)
Dividends received	9.2	4.8	9.2	4.8
Interest paid	(0.6)	(0.9)	(0.2)	(0.4)
Interest received	61.7	31.6	25.9	6.9
Net cash provided by operating activities	**171.9**	**156.1**	**90.8**	**57.9**
Capital expenditure on intangible assets	(63.5)	(16.6)	(40.4)	(10.8)
Capital expenditure on property, plant and equipment	(23.8)	(14.6)	(15.1)	(7.8)
Capital expenditure on financial assets	(36.7)	0.0	(35.3)	0.0
Payment for adoption of a shareholder loan	0.0	(36.8)	0.0	0.0
Capital expenditure on investments in fully consolidated subsidiaries	(0.2)	(146.7)	0.0	(5.5)
Proceeds from the sale of non-current assets	1.6	0.5	0.0	0.4
(Losses)/proceeds from the sale of investments in fully consolidated subsidiaries	(0.1)	0.0	(0.1)	0.0
Net change in short-term investments (exceeding 3 months to maturity) and in marketable securities	341.3	168.7	335.5	(22.0)
Net cash provided by/(used for) investing activities	**218.6**	**(45.5)**	**244.6**	**(45.7)**
Increase in shareholders' equity	0.0	0.6	0.0	0.5
Dividends paid	(49.0)	0.0	(49.0)	0.0
Net cash (used for)/provided by financing activities	**(49.0)**	**0.6**	**(49.0)**	**0.5**
Net increase in cash and cash equivalents (up to 3 months to maturity)	341.5	111.2	286.4	12.7
BCash and cash equivalents (up to 3 months to maturity) at the start of the period	271.2	68.7	326.3	167.2
Cash and cash equivalents (up to 3 months to maturity) at the end of the period	612.7	179.9	612.7	179.9

Statement of shareholders' equity

	Subscribed capital	Subscribed capital	Additional paid-in capital	Revenue reserves	Currency translation adjust-ments	Revaluation of financial instruments	Group net profit/loss	Minority share-holders	**Total**
	Number of shares (thousands)	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €	Millions of €
Balance as of Jan. 1, 2004	**1 223 884**	**1 223.9**	**5 775.3**	**(1 481.4)**	**0.0**	**(0.1)**	**(37.7)**	**(0.5)**	**5 479.5**
Currency translation adjustments	0	0.0	0.0	0.0	(0.8)	0.0	0.0	0.0	(0.8)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	4.3	4.3
Capital contributions	6	0.0	0.5	0.0	0.0	0.0	0.0	0.0	0.5
Changes not recognized in profit or loss	0	0.0	0.0	(37.7)	0.0	0.1	37.7	0.0	0.1
Group net income, Jan. 1-June 30, 2004	0	0.0	0.0	0.0	0.0	0.0	161.6	0.1	161.7
Balance as of June 30, 2004	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**(0.8)**	**0.0**	**161.6**	**3.9**	**5 645.3**
Currency translation adjustments	0	0.0	0.0	0.0	(0.1)	0.0	0.0	0.0	(0.1)
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	(1.2)	(1.2)
Capital contributions	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized in profit or loss	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Group net income, July 1-Dec. 31, 2004	0	0.0	0.0	0.0	0.0	0.0	138.8	0.4	139.2
Balance as of Dec. 31, 2004/Jan. 1, 2005	**1 223 890**	**1 223.9**	**5 775.8**	**(1 519.1)**	**(0.9)**	**0.0**	**300.4**	**3.1**	**5 783.2**
Currency translation adjustments	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Consolidation changes	0	0.0	0.0	0.0	0.0	0.0	0.0	(0.1)	(0.1)
Capital contributions	0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Changes not recognized in profit or loss	0	0.0	0.0	300.4	0.0	0.0	(300.4)	0.0	0.0
Dividends paid	0	0.0	0.0	(49.0)	0.0	0.0	0.0	0.0	(49.0)
Group net income, Jan. 1-June 30, 2005	0	0.0	0.0	0.0	0.0	0.0	105.9	0.4	106.3
Balance as of June 30, 2005	**1 223 890**	**1 223.9**	**5 775.8**	**(1 267.7)**	**(0.9)**	**0.0**	**105.9**	**3.4**	**5 840.4**

Segment information (IFRS basis) Millions of €

	First half 2005	First half 2004	**Second quarter 2005**	Second quarter 2004
Germany				
Net revenues	912.2	879.7	459.7	443.8
Gross margin	637.2	572.3	325.4	302.4
Gross margin (%)	70.0	65.1	70.8	68.2
Operating profit	158.2	212.7	74.0	108.3
EBITDA	**202.4**	**247.9**	**99.5**	**126.4**
Rest of Europe				
Net revenues	125.8	113.1	66.1	59.0
Gross margin	58.9	54.1	29.4	29.0
Gross margin (%)	46.8	47.8	44.5	49.1
Operating profit	(47.8)	(10.4)	(20.4)	(2.7)
EBITDA	**(29.6)**	**0.3**	**(14.4)**	**3.2**
Consolidation				
Net revenues	(7.2)	(4.6)	(3.8)	(3.3)
Operating profit	(0.3)	0.1	(0.5)	1.0
EBITDA	**(0.3)**	**0.1**	**(0.5)**	**1.0**
Total				
Net revenues	1 030.8	988.2	522.0	499.5
Gross margin	689.2	620.7	351.1	327.1
Gross margin (%)	66.9	62.8	67.3	65.5
Operating profit	110.1	202.4	53.1	106.6
EBITDA	**172.5**	**248.3**	**84.6**	**130.6**

Notes to the interim consolidated financial statements.*

T-Online kept up its market position in the first six months of 2005 despite growing competitive pressure. Compared to the first half of 2004, consolidated revenues were up 4.3 percent, or €42.6 million.

Group earnings before interest, tax, depreciation and amortization (EBITDA) were €59.1 million down from the prior-year period.* Increased sales and marketing expenses in connection with the promotion of combined DSL and entertainment packages were one reason. Also driving down EBITDA were costs related to the aggressive market expansion in France and to a lesser extent Spain. Profit before taxes and Group net income were reduced compared with the prior-year period for the same reason. Profit per share during the reporting period was €0.10 (prior-year period: €0.14).

The gross margin rose from 62.8 percent in the first half of 2004 to 66.9 percent.

The table below shows T-Online's main income statement items* in absolute terms and relative to Group revenues:

	First half 2005 %	First half 2004 %	**First half 2005** Millions of €	First half 2004 Millions of €	**Second quarter 2005** %	Second quarter 2004 %	**Second quarter 2005** Millions of €	Second quarter 2004 Millions of €
Net revenues	100.0	100.0	1 030.8	988.2	100.0	100.0	522.0	499.5
Goods and services purchased	33.1	37.2	341.6	367.5	32.7	34.5	170.9	172.4
Gross margin	66.9	62.8	689.2	620.7	67.3	65.5	351.1	327.1
Other cost of sales	13.9	12.3	143.8	121.5	12.5	13.3	65.0	66.3
Selling costs	36.4	26.2	375.2	259.1	38.3	25.5	200.0	127.1
Administrative costs	5.0	4.9	51.8	48.1	5.7	6.3	29.5	31.3
Operating profit	12.3	20.5	126.8	202.4	11.7	21.3	61.1	106.6
EBITDA	18.4	25.1	189.2	248.3	17.7	26.2	92.6	130.6
Profit before taxes	18.5	26.6	190.5	263.2	17.9	27.5	93.4	137.2
Income taxes	6.5	9.7	67.5	95.5	6.2	9.8	32.2	48.9
Group net income	11.9	17.0	122.6	167.6	11.7	17.7	60.9	88.2
Profit per share (€)			0.10	0.14			0.05	0.07

*Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 18.

T-Online International AG complies in its interim reporting with IAS 34 (Interim Financial Reporting). Its financial reporting complies with the International Financial Reporting Standards (IFRS) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). T-Online International AG's accounting policies remain unchanged from 2004 while taking account of the ongoing development of IAS/IFRS. Unlike earlier years, minority interests are included in shareholders' equity from 2005. Intangible assets include capitalized customer recruitment costs that are amortized over the minimum contract term.

The table below shows major nonrecurring items in the income statement:

Millions of €

	First half 2005	First half 2004	**Second quarter 2005**	Second quarter 2004	2004
Net revenues	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Goods and services	0.0	0.0	0.0	0.0	0.0
Gross margin	**0.0**	**0.0**	**0.0**	**0.0**	**0.0**
Other cost of sales	0.0	0.0	0.0	0.0	0.0
Gross profit	0.0	0.0	0.0	0.0	0.0
Selling costs	0.0	0.0	0.0	0.0	0.0
Administrative costs	(16.7)	0.0	(8.0)	0.0	(5.7)
Other operating income	0.0	0.0	0.0	0.0	0.0
Other operating expenses	0.0	0.0	0.0	0.0	0.0
Operating profit	**(16.7)**	**0.0**	**(8.0)**	**0.0**	**(5.7)**
Goodwill amortization	0.0	0.0	0.0	0.0	(4.4)
Net result from associated companies	0.0	0.0	0.0	0.0	0.0
Interest income, net	0.0	0.0	0.0	0.0	0.0
Impairment charges against financial assets	0.0	0.0	0.0	0.0	0.0
Profit before taxes	**(16.7)**	**0.0**	**(8.0)**	**0.0**	**(10.1)**
Income taxes	0.0	(6.0)	0.0	(6.0)	(6.5)
Profit after taxes	(16.7)	(6.0)	(8.0)	(6.0)	(16.6)
Profit applicable to minority shareholders	0.0	0.0	0.0	0.0	0.0
Group net income	**(16.7)**	**(6.0)**	**(8.0)**	**(6.0)**	**(16.6)**

Material nonrecurring items in the first half of 2005 comprise the increased administrative costs due to consultancy services connected with the planned merger between T-Online International AG and Deutsche Telekom AG, and expenses associated with the Re-Invent growth initiative in the broadband/fixed line strategic business area.

Notes to the consolidated income statement.

T-Online generated total consolidated revenues of €1,030.8 million (prior-year period: €988.2 million), an increase of 4.3 percent over the first half of 2004. Quarter on quarter, revenues were up 4.5 percent. Revenue was foregone in the **Germany segment** in the second quarter due to the accrual of setup fee refunds given as part of the broadband promotion begun in 2004. At €522.0 million, Group revenues in the second quarter of 2005 were 2.6 percent higher than in the first quarter of 2005.

Aside from the impact of an ever-increasing number of customers, revenues were notably driven by positive revenue development in the **Rest of Europe segment**, where revenues rose 11.2 percent on the prior-year period in the first half of 2005 and 12.1 percent quarter on quarter. Spanish subsidiary Ya.com made an especially good showing, increasing its revenues by 35.8 percent over the same period in the prior year. Thus, the **Rest of Europe segment** generated 12.2 percent of total revenues for the first half of 2005 (H1 2004: 11.4 percent).

The table below presents Group revenues by segment:

Millions of €

	First half 2005	First half 2004	**Second quarter 2005**	Second quarter 2004
Germany segment	**912.2**	**879.7**	**459.7**	**443.8**
Subscription fees	528.4	498.1	270.8	259.9
Usage fees	231.1	278.1	111.6	132.3
Advertising/B2B	152.7	103.5	77.3	51.6
Portal agreement with Deutsche Telekom (to 2013)	74.1	74.1	37.0	37.0
Remainder of Germany segment	78.6	29.4	40.3	14.6
Rest of Europe segment	**125.8**	**113.1**	**66.1**	**59.0**
Subscription fees	84.8	81.1	42.7	41.4
Usage fees	22.8	18.5	14.2	10.3
Advertising/B2B	18.2	13.5	9.2	7.3
Consolidation	(7.2)	(4.6)	(3.8)	(3.3)
Group	**1 030.8**	**988.2**	**522.0**	**499.5**
Subscription fees	613.2	579.1	313.5	301.3
Usage fees	253.7	296.6	125.7	142.6
Advertising/B2B	163.9	112.5	82.8	55.6
Portal agreement	74.1	74.1	37.0	37.0
Remainder	89.8	38.4	45.8	18.6

Subscription fees throughout the Group were up 5.9 percent, or €34.1 million, comparing the first half of 2005 to the first half of 2004. In a quarter-on-quarter comparison, revenue from subscription fees rose 4.0 percent. The growth was driven by the larger customer base in broadband business as well as by increasing acceptance of content and services above and beyond pure Internet access.

Compared with the first half of 2004, subscription fees for the **Germany segment** rose by 6.1 percent, or €30.3 million. This result can be traced in part to the growing number of DSL customers as well as additional income generated by the marketing of combined DSL packages. In the period under review, 477,000 individuals became new DSL tariff customers, a higher increase in newcomers than in the prior-year period despite increasingly

intense competition. Mirroring T-Online's success in developing the broadband market, paid content and services beyond pure Internet access also showed growing acceptance. The ability to combine various access and non-access products into a variety of attractive, integrated packages is playing an increasingly important role in this regard.

Subscription fees in the **Rest of Europe segment** climbed by 4.7 percent compared with the prior-year period. This was again largely due to growth in the DSL tariff customer base: 111,000 new customers opted for broadband Internet access in the first half of 2005, compared with approximately 41,000 in the first half of 2004.

Due to T-Online's targeted efforts to migrate customers into higher-value subscription fees, the increase in subscription fees has been accompanied by an expected drop in usage fees, in the **Germany segment** and on a Group basis.

Advertising/B2B revenues increased by 45.7 percent Group-wide compared with the prior-year period; quarter on quarter the growth was 49.3 percent. In the **Germany segment**, revenues rose by €49.2 million over the first half year. The online advertising market thus kept up its positive trend through the first half of 2005. Above-the-line advertisers have now fully embraced the Web as a promotional medium. Advertising vehicles that integrate image-building and response elements are in particularly high demand. Top brands such as Citibank, Samsung, Toshiba, Škoda and Milka—all of which have signed marketing cooperation agreements with T-Online—aim to reap the benefits of Web-based advertising. Backed by the extensive reach of its portals, outstanding customer base and Germany's leading online marketer, Interactive Media, T-Online is well positioned in this market. Its combination of wide reach and quality editorial content is increasingly proving a winning market strategy.

Significant growth was also recorded in Advertising/B2B in the **Rest of Europe segment**.

Unlike revenues, which expanded, operating profit and EBITDA contracted compared to the first half of 2004. Increased spending in connection with the promotion of combined DSL and entertainment packages was one reason for the drop, as were costs related to the aggressive market expansion in France and to a lesser extent Spain. Rising sales and marketing expenses are a function of the goal to increase market share in the two countries to over 15 percent in the medium term.

The increase in the gross margin for the Group as a whole by €68.5 million comparing the first half of 2005 to the first half of 2004 and by €24.0 million comparing the second quarters of each year is mostly due to the reduction in goods and services purchased relative to customer growth in the **Germany segment.** Various factors were involved here:

In the **Germany segment**, the continued even load distribution across the daily traffic curve in the first half of 2005 yielded economies of scale, while the growing numbers of customers in DSL tariff plans led to input cost savings. The decrease in goods and services purchased in DSL activities is also due to the decision reached on September 29, 2004 by the Regulatory Authority for Telecommunications and Posts (from July 13, 2005 the Federal Network Agency) on reducing the rates for use of the concentrator network. The regional model launched as of January 1, 2005 additionally served to reduce input costs. Pursuant to the model, the prices charged for IP transport services are now based on the origin of the traffic (core, city, regional) in addition to the maximum peak bandwidth used per month.

The increase in other cost of sales is primarily due to advance ramp-up costs for the combined DSL packages and the launch of voice over IP.

Selling costs rose by €116.1 million to €375.2 million comparing the first half of 2005 to the first half of 2004. Comparing the second quarter of this year to the second quarter of the prior year, selling costs jumped from €127.1 million to €200.0 million. Selling costs mostly consist of costs of customer recruitment and customer care. In the **Germany segment**, the increase mainly relates to the broadband promotions run in the first and second quarters of this year and particularly to the campaign to launch combined DSL packages, plus the stepping up of advertising for entertainment services such as Musicload. Far fewer campaigns were run in the same period last year; the kick-off of the "three times zero" campaign was in the third quarter. In the **Rest of Europe segment**, the French and Spanish subsidiaries reported higher selling costs, too, due to their aggressive market approach.

In absolute terms administrative costs rose slightly compared to the prior-year period; relative to revenue, however, they were largely unchanged. Quarter on quarter, administrative costs dropped both in absolute terms and relative to revenue.

In the table below, we derive EBITDA* for the T-Online Group from the operating profit* posted by the two **segments Germany** and **Rest of Europe:**

Millions of €

	First half 2005	First half 2004	**Second quarter 2005**	Second quarter 2004
Operating profit				
Germany	174.9	212.7	82.0	108.3
Rest of Europe	(47.8)	(10.4)	(20.4)	(2.7)
Reconciliation	(0.3)	0.1	(0.5)	1.0
Group	**126.8**	**202.4**	**61.1**	**106.6**
Depreciation and amortization				
Germany	44.1	35.1	25.5	18.1
Rest of Europe	17.9	10.3	5.8	5.7
Group	**62.0**	**45.4**	**31.3**	**23.8**
Other taxes				
Germany	0.1	0.1	0.0	0.0
Rest of Europe	0.3	0.4	0.2	0.2
Group	**0.4**	**0.5**	**0.2**	**0.2**
EBITDA				
Germany	219.1	247.9	107.5	126.4
Rest of Europe	(29.6)	0.3	(14.4)	3.2
Reconciliation	(0.3)	0.1	(0.5)	1.0
Group	**189.2**	**248.3**	**92.6**	**130.6**

The increase in depreciation and amortization is partly due to the increase in intangible assets resulting from capitalized customer recruitment costs.

*Adjusted for material nonrecurring items. Detailed information on material nonrecurring items is given in the table on page 18.

Development of ARPU.

The charts below depict the development of ARPU at T-Online as well as the key parameters used in computing ARPU:

In €

	First half 2005	First half 2004	Second quarter 2005	Second quarter 2004
Group				
ARPU				
Blended	15.1	15.7	15.3	15.8
Subscription	11.6	11.5	11.8	11.9
Usage	4.4	5.3	4.4	5.1

Computation parameters (millions)

	June 30, 2005	June 30, 2004
Customers with DSL tariffs	4.18	2.93
Customers with narrowband tariffs	4.70	5.52
PAYG (usage < 30 days)	0.74	0.93

In €

	First half 2005	First half 2004	Second quarter 2005	Second quarter 2004
Germany				
ARPU				
Blended	14.3	15.0	14.3	15.1
Subscription	10.7	10.6	10.9	11.0
Usage	4.3	5.4	4.2	5.1

Computation parameters (millions)

	June 30, 2005	June 30, 2004
Customers with DSL tariffs	3.71	2.62
Customers with narrowband tariffs	4.55	5.26
PAYG (usage < 30 days)	0.65	0.80

In €

	First half 2005	First half 2004	Second quarter 2005	Second quarter 2004
Rest of Europe				
ARPU				
Blended	26.0	23.9	27.1	24.4
Subscription	23.6	24.4	23.4	24.4
Usage	5.5	4.4	6.7	4.9

Computation parameters (millions)

	June 30, 2005	June 30, 2004
Customers with DSL tariffs	0.47	0.31
Customers with narrowband tariffs	0.16	0.25
PAYG (usage < 30 days)	0.09	0.14

Compared with the first six months of 2004, blended ARPU in the reporting period slid from €15.7 to €15.1 on a Group basis; in a direct quarter-on-quarter comparison, it fell from €15.8 to €15.3. The drop can be explained by the fact that the total revenue from subscription and usage fees stayed at the prior year's levels, while customer numbers continued to increase.

Compared with June 30, 2004, the number of customers with DSL tariffs on a Group basis as of the end of the first half of 2005 had increased by 43 percent, or 1.2 million, from 2.93 million to 4.18 million. Compared to year-end 2004, the number of DSL tariff customers rose from 3.59 million to 4.18 million. In the **Germany segment**, the number of customers with DSL tariffs climbed by 41.3 percent, from 2.62 million at the end of Q2 2004 to 3.71 million at the end of Q2 2005. The **Rest of Europe segment** showed 54.1 percent growth. The new momentum in the broadband market has simultaneously caused a reduction in the number of customers with narrowband tariffs.

Subscription ARPU in the first half of 2005 was flat with the prior-year period on a Group basis. Quarter on quarter, it fell slightly.

Usage ARPU dropped both on a quarter-on-quarter basis and with respect to the first half of 2004. Here, the decrease in the narrowband customer base and the parallel increase in DSL tariff customers have caused a reduction. In addition, both usage revenues and thus also usage ARPU figures are subject to strong seasonal fluctuations. This is another reason why T-Online is striving to migrate more and more users to broadband tariffs and non-access subscription products, and thus subscription fees.

Notes to the consolidated balance sheet.

Compared with December 31, 2004, T-Online's total assets figure climbed €59.4 million to €6,419.9 million. The increase on the assets side is primarily related to the acquisition in the second quarter of 2005 of Albura Telecomunicaciones S.A.U. and to the increase in intangible assets resulting from the capitalization of customer recruitment costs.

The main liabilities side component is a €57.2 million rise in shareholders' equity. Current liabilities dropped slightly by €5.6 million as of June 30, 2005.

The equity ratio as of June 30, 2005 was 91.0 percent, slightly above the December 31, 2004 figure of 90.9 percent. The €57.2 million increase in shareholders' equity to €5,840.4 million was nearly on a par with the €59.4 million growth in total assets, producing the slight gain in the equity ratio. Unlike previous years, minority shareholders' interests (June 30, 2005: €3.4 million; December 31, 2004: €3.1 million) are included in shareholders' equity from the beginning of the 2005 fiscal year.

As of June 30, 2005, Deutsche Telekom AG held 90.14 percent of T-Online International AG's subscribed capital.

The goodwill shown under non-current assets increased slightly by €0.2 million due to Autodom AG (Unterengstringen, Switzerland), a subsidiary of Scout24 Schweiz AG (Baar, Switzerland), being consolidated for the first time.

With the €171.9 million in net cash provided by operating activities offset by the €122.7 million in capital expenditure and €49.0 million in dividends paid in the second quarter, T-Online's monetary assets remained nearly unchanged from December 31, 2004.

The non-current assets are fully covered by long-term financial resources (shareholders' equity and pension provisions).

Short-term liabilities totaled €518.6 million as of the balance sheet date (December 31, 2004: €524.2 million). These countered short-term investments totaling €2,948.4 million (December 31, 2004: € 2,989.0 million).

Notes to the consolidated statement of cash flows.

T-Online's monetary assets of €4,173.4 million (compared with €4,173.2 million as of December 31, 2004) consist of fixed-term deposits with Deutsche Telekom AG (€ 4,081.9 million), a debit balance of minus €18.1 million on clearing accounts with Deutsche Telekom AG as of the balance sheet date and cash in banks (€109.6 million).

Compared to December 31, 2004, the amount of the company's monetary assets is thus largely unchanged. In addition to the impact of the €171.9 million in net cash provided by operating activities, the principal factors here were the €87.3 million net cash used for capital expenditure on intangible assets, property, plant and equipment, the €36.7 million net cash used for financial assets (mostly to acquire Albura Telecomunicaciones S.A.U.) as well as the first-ever dividend payment of €49.0 million in conjunction with financing activities.

The net cash provided by operating activities is mostly accounted for by the €172.5 million EBITDA figure for the first half of 2005. The total of €70.3 million in interest received and dividend income roughly cancels out the income taxes paid (€71.6 million). The €122.7 million net cash used for operational capital expenditure was financed in its entirety out of cash provided by operating activities. Net cash used for operational capital expenditure was dominated in the prior-year period by the acquisition of the Scout24 Group. Factoring in €341.3 million from switching short-term investments between maturities (prior-year period: €168.7 million) gives the €218.6 million net cash provided by investing activities (prior-year period: negative €45.5 million).

Taking the EBITDA figure of €172.5 million and deducting the €87.3 million expenditure on property, plant, equipment and intangible assets gives a cash contribution of €85.2 million in the reporting period (H1 2004: €217.1 million).

7. Personnel.

Workforce development und personnel costs.
The average number of T-Online employees compared with the previous year has developed as follows:

	First half 2005	First half 2004	Full year 2004
Germany	2 221	2 096	2 130
Rest of Europe	860	792	791
Group	**3 081**	**2 888**	**2 921**

The 6.7 percent rise in the average number of employees compared with the prior-year period is due to increases in the workforce both in the **Germany** and in the **Rest of Europe segment**.

Personnel costs for the period under review were €100.8 million (prior-year period: €91.4 million). Aside from the increased workforce, the rise was primarily due to changes in the personnel structure.

Stock options held by members of the Board of Management and employees.
An Extraordinary Shareholders' Meeting of T-Online International AG held prior to the initial public offering in April 2000 adopted the 2000 stock option plan for members of the Board of Management and for specialists and managers working for the company or its subsidiaries. The plan was not competitive, due largely to the terms stipulating when options could be exercised.

The 2001 Shareholders' Meeting approved a new, premium priced stock option plan, involving a 25 percent premium. Options are issued over a five-year period, and are valid for ten years. No more than half of the options granted to a participant are eligible for exercise after a two-year lockup period expires, and all are eligible for exercise after a three-year lockup. The first tranche of options was issued on August 13, 2001, and the second on July 15, 2002. The Board of Management resolved not to issue a tranche in 2003. No further tranches will be issued under the 2001 stock option plan. The 2004 Shareholders' Meeting revoked the Board of Management's and Supervisory Board's authority to issue further options under the 2001 stock option plan and partly withdrew the existing conditional capital.

The options currently outstanding from the 2000 and 2001 plans are summarized in the table:

	2001 stock option plan (thousands)	2000 stock option plan (thousands)
Outstanding stock options on Jan. 1, 2005	3 868	117
Granted	0	0
Exercised	0	0
Expired	92	3
Outstanding stock options on June 30, 2005	3 776	114

Further information on the option plans is available in the 2004 Annual Report starting on page 105.

As of June 30, 2005, members of T-Online International AG's Board of Management held options to purchase T-Online stock as follows. Ms. Veronika Altmeyer held 64,635 options; Mr. Rainer Beaujean 68,805; Mr. Burkhard Graßmann 90,350; Mr. Andreas Kindt 21,267; Mr. Jens Becker and Mr. Thomas Hille did not hold any options. The entire Board of Management decided to dispense with the allocation of the 2003 tranche.

Mid-term incentive plan 2004.

T-Online introduced its first mid-term incentive plan (MTIP 2004) for members of the Board of Management and top managers in 2004. This replaced the equity-based compensation system implemented in the stock option plan. For 2005, a new mid-term incentive plan has been adopted (MTIP 2005). The plans have a duration of 3 years each. The MTIP is a cash-based plan tied to two equally weighted share price-based performance indicators. If both performance targets are met, the full award is paid out. If one is attained, 50 percent of the award is paid out. If neither is met, there is no payout.

The absolute performance target is an increase of at least 30 percent in the T-Online stock price by the end of the plan (December 31, 2006 for MTIP 2004 and December 31, 2007 for MTIP 2005). The relative performance target is attained if the T-Online stock price outperforms the TecDAX index over the term of the plan.

The provision established for the mid-term incentive plan in the second quarter of 2005 totaled €0.1 million.

Further information on this topic is provided on page 107 of the 2004 Annual Report.

8. Definitions for the presentation of revenues and customer numbers.*

Subscription fees: Revenues from fixed monthly basic charges for access and content products, for example access tariffs or products such as security packages, extra mailbox space and "Insider" subscription content plans.

Usage fees: Revenues from per-minute or volume-based access tariff components and non-access products made available on a pay-per-view or pay-per-use basis.

Advertising/B2B: Revenues from T-Online business customers and online advertising. The portal agreement with Deutsche Telekom is reported separately.

Registered customers are all customers in access tariffs.

Monthly paying customers are customers who pay a monthly basic charge, although this does not necessarily mean they have used the product.

PAYG customers are customers who have not ordered a tariff plan with a monthly basic charge.

DSL tariff customers: Customers who have signed up for a T-Online broadband tariff.

Broadband customers: DSL tariff customers, plus those customers who have a broadband connection but have not yet signed up for a DSL tariff.

Blended ARPU:

$$\frac{\text{(Subscription Fees + Usage Fees) / Number of Months}}{(\text{DSL-C}_{AV} + \text{NB-C}_{AV} + \text{PAYG} < 30 \text{ days})} = \text{ARPU}_{blended}$$

„Subscription-ARPU“:

$$\frac{\text{Subscription Fees / Number of Months}}{(\text{DSL-C}_{AV} + \text{NB-C}_{AV})} = \text{ARPU}_{subscription}$$

„Usage-ARPU“:

$$\frac{\text{Usage Fees / Number of Months}}{(\text{DSL-C}_{AV} + \text{NB-C}_{AV} + \text{PAYG} < 30 \text{ days})} = \text{ARPU}_{usage}$$

* More information on this topic is provided in the First Quarter Report 2004, Section 2, "Business trends for the Group and its segments" (p. 6 – 12) and on our corporate portal at http://www2.t-online.net/dyn/c/19/54/41/1954418.swf.

Board of Management
Darmstadt, August 10, 2005
T-Online International AG

Rainer Beaujean

Veronika Altmeyer

Jens Becker

Burkhard Graßmann

Thomas Hille

Andreas Kindt

Address
T-Online International AG
Postfach 10 11 52
64211 Darmstadt, Germany

Investor Relations
Telephone: 06151/680-2929
Telefax: 06151/680-299
Web site: www.t-online.de/ir
E-Mail: ir@t-online.net

Forum T-Aktie
Telephone: 0800 330 2100
Telefax: 0800 330 1100
E-Mail: forum-aktie@t-online.de

Note
This Group Interim Report is a translation of the original German version, which in case of doubt shall be definitive.